Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 646 201 9246
Email: investors@RRsat.com

For Immediate Release

FASHION TV PARIS LAUNCHES NEW HIGH-DEFINITION CHANNEL
OVER RRSAT GLOBAL NETWORK

OMER, Israel – October 22, 2008 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that it will be providing uplink and playout services for the new Fashion TV Paris High Definition channel – FTV HD, over Asia, Australia, Europe, Middle East and Africa.

The new channel is available in full HD 1080i@50 all over Asia, Australia and Africa via THAICOM 5, and via EUROBIRD 9 to Europe, Middle East and North Africa..

Michel Adam, the President and CEO of Fashion TV said, “Since 2004, High Definition has served as the standard quality for all FTV video production. Our channel, FTV HD, delivers an outstanding picture and sound quality, richer with more natural colors. We are very pleased to choose once again our long standing partner, RRsat, for its premier offering and global reach to help us offer the unique Fashion experience to millions of households over the globe.”

“We are extremely excited that our long standing customer, Fashion TV, has chosen RRsat once again to take its new High Definition channel to Asia, Australia, Europe, Middle East and Africa, clearly attesting to their satisfaction with our service offering” commented David Rivel, CEO and Founder of RRsat. “RRsat will leverage its technologically advanced High Definition center, and unique ‘Star’ system to provide Fashion TV with uplink and playout services to these five, far spanning geographic regions.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 425 television and radio channels, covering more than 150 countries. Visit the company’s website www.RRsat.com for more information.

About Fashion TV
Fashion TV is the largest fashion medium in the world. FTV’s mission since inception in 1997, is to innovate, show and follow the latest trends in fashion and audiovisual technology. Major shows from all over the world were brought live in High Definition with Fashion TV producing and broadcasting more than 20 fashion shows live in High Definition each season. The picture clear quality channel offers over 500 hours of new program content every year, 300 new shows and 600 new clips every season. Visit the company’s website www.fashiontv.com for more information.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) the scope of the services we expect to provide and (iv) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2007 and our Current Reports on Form 6-K.

Information in this press release concerning Fashion TV was provided by Fashion TV, and has not been independently verified by RRsat.